Exhibit 99.35

Solaris Reports 54m of 0.80% CuEq from Surface in Northwest Step-Out at Warintza Central;

268m of 0.60% CuEq within 830m averaging 0.50% CuEq in Northeast Step-Out

June 28, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to report assay results from a series of holes aimed at growing the ‘Indicative Starter Pit’ within the Warintza Central zone at its Warintza Project (“Warintza” or the “Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and detailed results in Tables 1-2.

Highlights

Mineral resource expansion drilling continues to target growth of the ‘Indicative Starter Pit’, an area of near surface, high-grade mineralization estimated at 180 Mt at 0.82% CuEq¹ (Indicated) and 107 Mt at 0.73% CuEq¹ (Inferred) in the Warintza Mineral Resource Estimate² (“MRE”). Recent drilling has expanded the Northeast Extension zone to the north-northeast where further step-outs are planned, while a 250m step-out on the opposite side of Warintza Central has expanded the zone to the northwest and opened up new potential.

●	SLS-72 was collared from a newly-constructed step out platform 200m to the northeast, returning 268m of 0.60% CuEq¹ within a broader interval of 830m averaging 0.50% CuEq¹ from 48m depth, extending the zone to the northeast where it remains open

●	SLS-71 was collared from the same platform within the northeast extension zone and drilled northwest into a partially open volume, returning 212m of 0.60% CuEq¹, including 50m of 0.87% CuEq¹, within a broader interval of 494m of 0.42% CuEq¹ from near surface

●	SLS-73 was collared from another newly-constructed step out platform 250m to the north, returning 26m of 0.96% CuEq¹ from near surface and 128m of 0.60% CuEq¹ within a broader interval, extending the zone to the northeast where it remains open

●	These three holes expand the Northeast Extension zone to the east and northeast where two additional 200m step-out platforms have been planned for construction to test the potential extension of the zone beneath shallow saprolitic cover

●	On the opposite side of Warintza Central, SLS-74 was collared from a newly-constructed platform stepping out 250m to the northwest of the existing drill grid to test the potential extension of high grade, near surface mineralization – it returned 54m of 0.80% CuEq¹ from surface within a broader interval of 224m of 0.41% CuEq¹

●	SLS-74 includes lower grade mineralization within a porphyritic granodiorite modelled as the northwestern contact of Warintza Central – ongoing mapping and sampling aims to assess the potential for better-developed mineralization higher up in this intrusive phase in the 700m gap to Warintza West

●	Additional assays are expected soon from drilling targeting further growth at Warintza East, follow-up drilling at the recent high-grade Warintza Southeast discovery and the new Patrimonio discovery

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Figure 1 – Plan View of Warintza Central Drilling Released to Date³

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq¹ (%)
SLS-74		6	230	224	0.28	0.03	0.04	0.41
Including		6	60	54	0.59	0.05	0.07	0.80
Including		120	230	110	0.22	0.03	0.03	0.38
SLS-73		12	228	216	0.40	0.02	0.11	0.53
Including		26	52	26	0.83	0.01	0.13	0.96
Including	June 28, 2023	100	228	128	0.45	0.02	0.12	0.60
SLS-72		48	878	830	0.39	0.02	0.08	0.50
Including		48	100	52	0.50	0.01	0.08	0.58
Including		610	878	268	0.47	0.02	0.08	0.60
SLS-71		30	524	494	0.33	0.01	0.08	0.42
Including		54	266	212	0.47	0.02	0.09	0.60
Including		54	104	50	0.76	0.02	0.10	0.87

Notes to table: True widths of the mineralized zone are not known at this time.

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Table 2 - Collar Location

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-74	799558	9648247	1325	236	130	-80
SLS-73	800531	9648518	1262	294	0	-90
SLS-72	800552	9648378	1358	878	25	-80
SLS-71	800552	9648378	1358	568	330	-70

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

1.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work. The ‘Indicative Starter Pit’ is based on the same assumptions as the MRE except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au. The ‘Indicative Starter Pit’ is comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq (0.64% Cu, 0.02% Mo, 0.05 g/t Au) above a 0.6% CuEq cut-off grade. No economic analysis has been completed by the Company and there is no guarantee an ‘Indicative Starter Pit’ will be realized or prove to be economic.
2.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.
3.	For additional details on “Near Surface, High-Grade, NE Extension” intervals, refer to press release dated May 26, 2022 for SLS-57: 230m of 0.73% CuEq (0.59% Cu, 0.03% Mo, 0.08 g/t Au), refer to press release dated July 20, 2022 for SLS-62: 168m of 0.68% CuEq (0.51% Cu, 0.03% Mo, 0.07 g/t Au) and SLS-63: 230m of 1.02% CuEq (0.87% Cu, 0.02% Mo, 0.12 g/t Au), refer to press release dated September 7, 2022 for SLS-64: 110m of 0.54% CuEq (0.38% Cu, 0.04% Mo, 0.03 g/t Au) and SLS-66: 124m of 0.82% CuEq (0.71% Cu, 0.02% Mo, 0.09 g/t Au) and SLS-67: 108m of 1.20% CuEq (1.06% Cu, 0.03% Mo, 0.09 g/t Au), refer to press release dated December 5, 2022 for SLS-65: 286m of 0.55% CuEq (0.38% Cu, 0.04% Mo, 0.06 g/t Au) and SLS-68: 72m of 1.00% CuEq (0.88% Cu, 0.02% Mo, 0.06 g/t Au), refer to press release dated Mar 13, 2023 for SLS-69: 70m of 0.70% CuEq (0.56% Cu, 0.03% Mo, 0.06 g/t Au) and SLS-70: 94m of 0.70% CuEq (0.53% Cu, 0.03% Mo, 0.11 g/t Au).

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

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Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that recent drilling has expanded the Northeast Extension zone to the north-northeast where further step-outs are planned, while a 250m step-out on the opposite side of Warintza Central has expanded the zone to the northwest and opened up new potential, holes SLS-71, SLS-72 and SLS-73 expanded the Northeast Extension zone to the east and northeast where two additional 200m step-out platforms have been planned for construction to test the potential extension of the zone beneath shallow saprolitic cover, SLS-74 includes lower grade mineralization within a porphyritic granodiorite modelled as the northwestern contact of Warintza Central – ongoing mapping and sampling aims to assess the potential for better-developed mineralization higher up in this intrusive phase in the 700m gap to Warintza West, additional assays are expected soon from drilling targeting further growth at Warintza East, follow-up drilling at the recent high-grade Warintza Southeast discovery and the new Patrimonio discovery. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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